FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                        For the month of December, 2003



                          HEALTHCARE TECHNOLOGIES LTD.
               --------------------------------------------------
                 (Translation of Registrant's name into English)


              3 Habosem Street, Kiryat Minrav, Ashdod, Israel 77610
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                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             Form 20-F  |X|                     Form 40-F   |_|


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An Annual General Meeting of the Shareholders of Healthcare Technologies Ltd.,
an Israeli corporation (the "Company"), was held at 10:40 a.m. on December18, 2003 at 32 HaShaham Street, Petach Tikva 49170, Israel. At the meeting, all of the items proposed by the Company were approved.

The shareholders approved the election of two Class A Directors: Messrs Ethan Rubinstien and the Company's CEO, Moshe Reuveni and two Class C Directors:
Messrs Rolando Eisen and Eliezer Helfan. Likewise, the shareholders approved the election of Mr. Elan Penn as the new External director to the Company. Mr. Penn holds a PhD in Management Science from the Imperial College of Science & Technology, University of London and Economics at the Hebrew University of Jerusalem.

The shareholders further approved the terms of Mr. Moshe Reuveni's compensation as the Company's chief executive officer, as well as the granting of option to Mr. Reuveni to acquire 100,000 ordinary shares of the Company, NIS 0.04 nominal value each, at an exercise price of $0.35 per share, subject to 4 year vesting schedule of 25% each year.

The shareholders further approved the re-appointment of Kost, Forer & Gabbay as independent auditors of the Company until next general meeting and the presentation of financial statements, auditors' and directors' reports for fiscal year 2002. The shareholders approved the adoption of an amendment to the Company's Article of Association regarding indemnification of Directors and Office Holders and the proposal to provide Office holders liability insurance to Office Holders of the Company.

                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             HEALTHCARE TECHNOLOGIES LTD.
                                             (Registrant)


                                             By:      /s/ Moshe Reuveni
                                             --------------------------
                                                      Moshe Reuveni
                                                      Chief Executive Officer


Dated: December 24, 2003